David J. Levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.818.1184 dlevine@loeb.com

August 9, 2016

Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 5, 2016 File No. 333-212511

Dear Ms. Hayes:

On behalf of our client, AzurRx BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for submission to the Securities and Exchange Commission (the “Commission”) the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Form S-1”). The Amended Form S-1 is being filed to revise the disclosure in the Capitalization and Dilution sections contained therein.  We have also restated and responded, on behalf of the Company, to the comment set forth in the Staff’s letter dated August 8, 2016.

Capitalization, page 25
Comment:
1.           Refer to your response to previous comment 3. We believe pro forma financial information should reflect transactions that have had significant financial impact subsequent to the financial statement date to the date of the IPO. Therefore, if conversion of preferred stock resulted in material beneficial conversion being recognized, revise your pro forma to reflect such impact.

Response:  The shares of Series A preferred stock were recorded at fair value when issued under purchase accounting as described in Note 6 – Acquisition in our Notes to the Audited Financial Statements.  As such, there was no intrinsic value that would result in a beneficial conversion feature.

As disclosed in Note 11 - Equity in our Notes to the Audited Financial Statements, the preferred stock was convertible at the holder's option into 33% of the issued and outstanding shares of the Company’s common stock on a fully diluted basis (assuming the conversion, exercise, or exchange for shares of common stock of all convertible securities issued and outstanding immediately prior to such conversion, including the Series A preferred stock).  The preferred stock was subject to mandatory conversion upon the occurrence of certain triggering events, including a public offering coupled with an equity-linked financing with an offering price that values the Company prior to consummation of such financing at not less than $12,000,000, and the aggregate gross proceeds to the Company (before deduction of underwriting discounts and registration expenses) are not less than $6,000,000.

Under the terms of the Series A preferred stock, there was no beneficial conversion feature unless and until there was a mandatory conversion (i.e., the IPO). The preferred stock holder voluntarily converted the preferred stock into common stock from November 2015 through April 2016 and as of the date hereof, all shares of preferred stock have been converted (prior to the closing of the IPO). Accordingly, the conversion of the preferred stock did not result in a beneficial conversion feature and there is no impact on the pro forma as presented.

Should you have any questions concerning any of the foregoing, please contact the undersigned at (212) 407-4923.  Thank you very much for your time and attention in connection with this filing.

Sincerely,

/s/ David Levine

David Levine
Partner